Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of XOMA Corporation for the registration of 12,109,418 shares of Common Stock issuable upon exercise of outstanding warrants, and up to an aggregate offering price of $300,000,000 of any combination of Common Stock, Preferred Stock, Debt Securities, and Warrants, and to the incorporation by reference therein of our reports dated March 12, 2014, with respect to the consolidated financial statements of XOMA Corporation and the effectiveness of internal control over financial reporting of XOMA Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Francisco, California

February 4, 2015